Exhibit 99.1

                           COUGAR MINERALS CORPORATION
                        Suite 410, 890 West Pender Street
                             Vancouver, B.C. V6C 1J9

                            Telephone: (604) 685-6989
                            Facsimile: (604) 685-6961

                    OPTION AND AGREEMENT OF PURCHASE AND SALE

April 6, 2009

Outback Capital Inc.
Suite 208 - 828 Harbourside Drive
North Vancouver, BC, V7P 3R9

Facsimile: (604) 904 9431

Attention: Mr. Doug Ford

Re: Option and Agreement of Purchase and Sale (the "Agreement") Between Cougar Minerals Corporation (the Purchaser") and Outback Capital Inc. (the "Vendor")

This Agreement will confirm our understanding that the Vendor is the sole legal and beneficial owner of a one hundred (100%) percent right, title and interest in and to the Claims (as defined below) and the Vendor has now agreed to grant to the Purchaser the irrevocable right and exclusive option and to purchase a one hundred percent (100%) right, title and interest in and to the Claims, subject to a two percent (2%) net smelter returns royalty reserved by a third party (the "NSR"), on the terms and conditions hereinafter set forth.

1. INTERPRETATION

(a) In this Agreement and in the recitals and Schedules hereto, unless the context otherwise requires, the following expressions will have the following meanings:

     (i) "Affiliate" has the meaning specified in National Instrument 45-106 as of the date hereof;

     (ii) "Claims" means those certain mineral claims more particularly set forth and described in Schedule "A" attached hereto, together with all renewals or extensions thereof and all surface, water and ancillary or appurtenant rights attached or accruing thereto, and any leases or other forms of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of any such licenses (including, without limitation, any licenses staked and recorded to cover internal gaps or factions in respect of such ground);

     (iii) "Closing Date" means the date on which the sale and purchase of the Claims is completed as determined pursuant to Section 3;

     (iv) "Common Shares" means common voting shares in the capital stock of the Purchaser; and

     (v)    "Exchange" means the Canadian National Stock Exchange (or "CNSX").

2. REPRESENTATIONS AND WARRANTIES

(a) Each of the Purchaser and the Vendor represents and warrants to the other that:

     (i) it is a body corporate duly formed, organized and validly subsisting under the laws of its incorporating jurisdiction;

     (ii) it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

     (iii) the execution and delivery of this Agreement and any agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents; and

     (iv) it is resident in Canada within the meaning of the INCOME TAX ACT (Canada).

(b) The Vendor represents and warrants to, and covenants with, the Purchaser that:

     (i) it is duly qualified to acquire, explore and develop mineral claims in Manitoba;

     (ii) the Claims have been duly and validly staked and recorded pursuant to the laws of Manitoba, are accurately described in Schedule "A", are and will be in good standing until their respective expiry dates as set out in Schedule "A", and are free and clear of all liens, charges, and encumbrances of any nature, except for the NSR;

     (iii) the Vendor has the exclusive right to enter into this Agreement and to dispose of all interest in the Claims to the Purchaser, subject to the NSR, in accordance with the terms of this Agreement;

     (iv) the Vendor is the sole legal, beneficial and recorded owner of the Claims, subject to the NSR;

     (v) there are no outstanding agreements or options to acquire or purchase the Claims or any portion thereof, and no person, firm or corporation has any proprietary or possessor's interest in the Claims, and no person is entitled to any rent or royalty on the Claims or other payment in the nature of rent or royalty on any mineral products derived from the Claims, other than the NSR;

     (vi) the Purchaser may enter in, under or upon the Claims for all purposes of this Agreement without making any payment to, and without accounting to or obtaining the permission of, any other person other than any payment required to be made under this Agreement;

     (vii) there are no pending or threatened adverse claims, challenges actions, suits, disputes or proceedings regarding the Claims nor, to the best of its knowledge, is there any basis therefor;

     (viii) to the best of its knowledge, conditions on and relating to the Claims and operations conducted thereon are in compliance with all applicable laws, regulations or orders relating to environmental matters including, without limitation, waste disposal and storage;

     (ix) there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Claims and the conduct of the operations related thereto, nor has it received any notice of the same, and it is not aware of any basis on which any such orders or direction could be made; and

     (x) it is not aware of any material fact or circumstance which has not been disclosed to the Purchaser which should be disclosed in order to prevent the representations and warranties in this section from being misleading or which may be material in the Purchaser's decision to enter into this Agreement and acquire an interest in the Claims.

(c) The Purchaser represents and warrants to, and covenants with, the Vendor that:

     (i) it is duly incorporated and in good standing under the Federal laws of Canada with respect to the filing of its annual reports;

     (ii)   its Common Shares are listed for trading on the Exchange;

     (iii) it is in good standing with respect to its filings with the Exchange, and with respect to its continuous reporting filing requirements with applicable Canadian securities regulators; and

     (iv) its Common Shares when issued to the Vendor hereunder, will be issued as fully paid and non-assessable common shares, not subject to any trading or escrow restrictions, other than a hold period of four (4) months from the date of issuance of the Common Shares, as required by Canadian securities regulations, and such hold period must be noted by a legend on the certificates representing the Common Shares.

(d) The representations and warranties hereinbefore set out:

     (i) are true as at the date hereof and will be true as at the Closing Date, are conditions on which the parties have relied in entering into this Agreement, and will survive the acquisition of any interest in the Claims by the Purchaser, and each party will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by such party and contained in this Agreement; and

     (ii) will continue for a period of three (3) years after the Closing Date, and neither party will be entitled to assert any claim or action for a breach of a representation or warranty hereinbefore set out, unless it is commenced within such time period.

3. OPTION TO PURCHASE

(a) Upon and subject to the terms and conditions of this Agreement, the Vendor hereby irrevocably grants to the Purchaser the exclusive option to purchase an undivided One Hundred Percent (100%) right, title and interest in and to the Claims, free and clear of all liens, charges, royalties, encumbrances and claims whatsoever, except for the NSR. The purchase price for the Claims shall be the sum of $205,000, which shall include the Deposit described below (the "Purchase Price"). The Purchaser shall have until the first anniversary of the date of this Agreement to elect whether to exercise the option and complete the purchase of the Claims. The date of completion of the purchase and sale of the Claims (the "Closing Date") shall be such date as may be established by the Purchaser but shall in no event be later than the first anniversary of the date of this Agreement.

(b) In order to maintain its option in good standing, the Purchaser shall be required to pay to the Vendor the sum of $10,000 and issue and deliver 500,000 Common Shares (at a deemed price of $0.10 per share) as a non-refundable deposit (collectively, the "Deposit") upon the execution and delivery of this Agreement.

(c) In the event that the Purchaser elects to complete the purchase of the Claims hereunder, the Purchaser shall notify the Vendor of its election in writing (the date of such notice being deemed the "Closing Date") and shall pay to the Vendor the balance of the Purchase Price, payable in either cash or Common Shares at the election of the Vendor by notice in writing to the Purchaser at least ten (10) days prior to the payment date (and if no such election is made, then in cash), as follows:

           Payment Date                                 Cash Payments
           ------------                                 -------------

     On or before April 30, 2010                    $ 25,000 (additional)

     On or before April 30, 2011                    $ 50,000 (additional)

     On or before April 30, 2012                    $ 70,000 (additional)

           TOTAL:                                   $145,000

In the event that the Vendor elects to be paid any instalment set out immediately above in Common Shares, then the Common Shares will be issued at a deemed price of $0.10 per share.

(d) On the Closing Date, the Vendor will deliver to the Purchaser:

     (i) evidence that the Claims have been transferred to the Purchaser, pursuant to the laws of Manitoba; and

     (ii) all non-public data and other information in the possession or control of the Vendor with respect to the Claims.

(e) The Purchaser's payment of the balance of the Purchase Price ($145,000) as set out under Section 3(c) above, shall be secured by a promissory note in the form attached as Schedule "B" (the "Promissory Note"). The Promissory Note shall be an unsecured, non-interest bearing, limited recourse promissory note of the Purchaser in favour of the Vendor in the amount of the balance of the Purchase Price ($145,000), pursuant to which the Purchaser will pay to the Vendor the Purchase Price in staged payments as described in Section 3(c). For greater certainty, in the event the Purchaser is in default of its obligations under
Section 3(c), then the Vendor agrees that the only recourse the Vendor has against the Purchaser or under the Promissory Note is the return of the Claims to the Vendor and any payments already made by the Purchaser pursuant to Section 3(c) shall be forfeited.

4. MAINTAIN THE CLAIMS

(a) Until the earlier of the date that the Promissory Note has been paid in full or the date upon which the Claims are fully returned to the Vendor pursuant to
Section 3(e) as a consequence of the Purchaser's default in making any payment under the Promissory Note, the Purchaser shall be responsible for making all payments required to maintain the Claims in good standing including, but not limited to, all rentals, levies, duties, royalties, assessments, fees, taxes or other governmental charges levied with respect to the Claims.

(b) In the event that the Purchaser does not elect to purchase the Claims or the Purchaser defaults on the Promissory Note, and possession of the Claims is therefore returned to the Vendor, then the Purchaser will ensure that adequate work is filed or assessment fees paid to leave the Claims in good standing for at least another twelve (12) months from the date the Claims are returned..

5. OPERATOR

(a) The Purchaser shall have the right to appoint an operator on and in respect of the Claims and may appoint itself as operator.

6. AREA OF MUTUAL INTEREST AND RIGHT OF FIRST OFFER

(a) For a period of five (5) years following the Closing Date, the Purchaser shall have a right of first offer (the "ROFO") in respect of any proposed disposition by the Vendor, or its affiliates or associates, of any direct or indirect interests in any mineral claims or properties located within an area of mutual interest of two (2) kilometres of the exterior boundaries of the Claims and which are presently held or which are acquired prior to the expiry of the ROFO by the Vendor or its affiliates or associates (an "AMI Property Interest"). During the term of the ROFO, the Vendor shall notify the Purchaser of the terms and conditions of any proposed disposition of an AMI Property.

(b) The ROFO may be exercised by the Purchaser within 15 days following the receipt of the notice from the Vendor referred to in Section 6(a) by notifying the Vendor that it will acquire the AMI Property Interest on the terms and conditions set out in the Vendor's notice.

(c) If the Purchaser fails to give the notice contemplated by Section 6(b) to the Vendor within the requisite 15 days, the Vendor will then be free to dispose of the AMI Property Interest to an arm's length third party on the same terms and conditions or on such other terms and conditions no less favourable to the Vendor, provided that if the Vendor fails to complete such disposition to an arm's length third party within 60 days of the expiry of the aforementioned 15 day period, the provisions of this Section 6 will again become applicable to any proposed disposition by the Vendor of the subject AMI Property Interest.

(d) The ROFO will not terminate if, on receipt of any notice from the Vendor under this Section 6, the Purchaser fails to exercise the ROFO.

(e) For further clarity, any additional mineral claims, mineral properties or interests or rights therein staked or otherwise acquired by the Vendor outside of the ROFO area described in Section 6(a) shall not be governed by this Agreement and shall, in the event such properties are offered by the Vendor to the Purchaser, be governed by a separate agreement containing such terms and conditions as may be negotiated between the parties.

7. INDEMNITY

(a) The Vendor agrees to indemnify and save harmless the Purchaser from and against all suits, claims, demands, losses and expenses that directly arise from the Vendor's activities on the Claims.

8. CONFIDENTIALITY OF INFORMATION

(a) Each party agrees that all information obtained hereunder will be the exclusive property of the parties and not publicly disclosed or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the prior written consent of the other party, such consent not to be unreasonably withheld.

9. DEFAULT

(a) In the event that the Purchaser is in default of any of its obligations hereunder, the Purchaser will not lose any rights under this Agreement until the Vendor has given to the Purchaser notice of such default and the Purchaser does not take any reasonable steps to cure such default within thirty (30) days from the Purchaser's receipt of such notice.

10. NOTICE

(a) Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by telecopier or other similar form of communication, in each case addressed to the addresses of the parties as set out on the first page of this Agreement, and if sent by telecopier, as follows:

         (i)  if to the Purchaser at:

              Fax No.: (604) 685-6961
              Attention:  Mr. Michael Elson, President

         (ii) if to the Vendor at:

              Fax No.: (604) 904 9431
              Attention: Mr. Doug Ford

(b) Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered; if telecopied, be deemed to have been given and received on the next business day following transmission; and if mailed, be deemed to have been given and received on the fifth day following the day of mailing, except in the event of disruption of the postal services, in which event notice will be deemed to be given and received only when actually received.

(c) Any party may at any time give to the other, notice in writing of any change of address or telecopier number of the party giving such notice, and from and after the giving of such notice, the address or telecopier number therein specified will be deemed to be the address or telecopier number of such party for the purposes of giving notice hereunder.

11. GENERAL

(a) This Agreement constitutes the entire agreement between the parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether verbal or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

(b) No modification or amendment to this Agreement may be made unless agreed to by the parties in writing.

(c) The Purchaser shall be free to assign its interest in this Agreement and the Claims. The Vendor's interest in this Agreement and the Claims is not assignable, in whole or in part, provided that the Vendor shall be entitled to assign this Agreement, the Claims, and the Promissory Note to an Affiliate, upon notice in writing to the Purchaser, and provided that the Affiliate agrees to be bound by the terms of this Agreement.

(d) The parties agree that neither this Agreement nor payment of any monies hereunder shall be construed as forming a partnership.

(e) Time is of the essence of this Agreement.

(f) The parties hereto agree that they and each of them will execute all documents and do all acts and things within their respective powers to carry out and implement the provisions or intent of this Agreement.

(g) The headings to the respective sections herein will not be deemed part of this Agreement but will be regarded as having been used for convenience only.

(h) All references to monies hereunder will be in Canadian funds. All payments to be made to any party hereunder will be made by cash, certified cheque or bank draft mailed or delivered to such party at its address for notice purposes as provided herein, or for the account of such party at such bank or banks in Canada as such party may designate from time to time by written notice. Said bank or banks will be deemed the agent of the designating party for the purpose of receiving, collecting and receipting such payment.

(i) This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

(j) In the event any provision of this Agreement will be deemed invalid, unenforceable or void, in whole or in part, by any court of competent jurisdiction, the remaining terms and provisions will remain in full force and effect.

(k) This Agreement will be governed and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable therein. All actions arising from this Agreement will be commenced and prosecuted in the courts of British Columbia, sitting in the city of Vancouver, and the parties hereby attorn to the jurisdiction thereof.

(l) This Agreement and the obligations of the Purchaser hereunder are in each case subject to the acceptance for filing of this Agreement by the Exchange, if required, on behalf of the Purchaser.

(m) This Agreement may be executed in any number of counterparts with the same effect as if all parties to this Agreement had signed the same document and all counterparts will be construed together and will constitute one and the same instrument and any facsimile signature shall be taken as an original.

If the foregoing terms and conditions, and the attached schedules which form a part of this Agreement, accurately set out our mutual understandings, please indicate your acceptance by signing this letter where indicated below and returning to us the enclosed copy duly signed.

                                  Yours very truly,

                                  COUGAR MINERALS CORPORATION


                                  Per:
                                      -----------------------------------
                                      Michael Elson, President

Terms and conditions approved as of the date first above written.

                                  OUTBACK CAPITAL INC.

                                  Per:
                                      -----------------------------------
                                  Name:
                                       ----------------------------------

                                  Title:
                                        ---------------------------------

           THIS IS SCHEDULE "A" TO THE AGREEMENT DATED APRIL 6, 2009,

                       Between Cougar Minerals Corporation

                                    -- and --

                              Outback Capital Inc.

                              DESCRIPTION OF CLAIMS

Claim Number        Claim Name         Claim Recorded        Expiry Date           Area           Grouping
------------        ----------         --------------        -----------           ----           --------
   W53619             GLORIA             12/9/1999              2/7/2010           201             G11252
   MB5272               PFG              3/19/2004             5/18/2009           235             G11252
   MB5273              PFG 1             3/19/2004             5/18/2009           208             G11252
   MB5274              PFG 2             3/19/2004             5/18/2009           184             G11252
   MB5275              PFG 3             3/19/2004             5/18/2009           189             G11252
   W53405            CHCALA 1             5/1/2001             6/30/2009            48             G11252
   MB3260              DREW              7/15/2003             9/13/2009            49             G11252
   MB2109              JONA              8/16/2002            10/15/2009            75             G11252
   MB5276              PFG 4             8/20/2004            10/19/2009           113             G11252
   MB5277              PFG 5             8/20/2004            10/19/2009           256             G11252
   MB5278              PFG 6             8/20/2004            10/19/2009           167             G11252
   MB5279              PFG 7             8/20/2004            10/19/2009           189             G11252
   MB5280              PFG 8             8/20/2004            10/19/2009           194             G11252
   MB5281              PFG 9             9/28/2004            11/27/2009           256             G11252

All located in the Rice Lake area of Manitoba.

           THIS IS SCHEDULE "B" TO THE AGREEMENT DATED APRIL 6, 2009,

                       Between Cougar Minerals Corporation
                                    -- and --
                              Outback Capital Inc.

                                 PROMISSORY NOTE

$145,000                                                                * , 2010

FOR VALUE RECEIVED, COUGAR MINERALS CORPORATION (the "Company"), with offices at Suite 410, 890 West Pender Street, in the City of Vancouver, Province of British Columbia, DOES HEREBY PROMISE TO PAY, without interest, to the order of OUTBACK CAPITAL INC. (the "Holder"), at Suite 208 - 828 Harbourside Drive, North Vancouver, BC, V7P 3R9:

     (a)  the sum of Twenty-Five Thousand Dollars ($25,000) on April 30, 2010;

     (b)  the sum of Fifty Thousand Dollars ($50,000) on April 30, 2011; and

     (c)  the sum of Seventy Thousand Dollars ($70,000) on April 30, 2012.

The Company is entitled to prepay all or any portion of this Note at any time, without notice, bonus or penalty.

In the event the Company is in default of its payment obligations above, then the Holder's recourse against the Company or its lawful assignee, as the case may be, or under this Note is the return of the Claims (as defined in the Option and Agreement of Purchase and Sale dated March 30, 2009 [the "Option Agreement"] between the Company and the Holder) to the Holder and any payments already made by the Company pursuant to this Note shall be forfeited.

The Company does hereby waive presentment for payment, protest, notice of protest and notice of non-payment of this Note. No delay or admission by the Holder in the exercise of any right or remedy shall operate as a waiver of such right or remedy, and no single or partial exercise by the Holder of any right or remedy shall preclude any other or further exercise of such right or remedy or the exercise of any other right or remedy. THIS NOTE IS NON-NEGOTIABLE BY THE HOLDER, EXCEPT TO AN AFFILIATE OF THE HOLDER, IN THE MANNER AS SET FORTH IN THE OPTION AGREEMENT.

IN WITNESS WHEREOF the undersigned has signed, sealed and delivered this Note, as of the * of *, 2010.

                                  COUGAR MINERALS CORPORATION


                                  Per:
                                      -----------------------------------
                                      Michael Elson, President